February 6, 2009



Mark Kronforst
Accounting Branch Chief
Securities and Exchange Commission
100 F Street, NE
Washington, D.C.  20549

Re:      Alanco Technologies, Inc.
         Form 10-KSB for Fiscal Year Ended June 30, 2008
         Filed September 29, 2008
         File No. 0-09347

Dear Mr. Kronforst:

Alanco received your comment letter, dated February 4, 2009, pertaining to a review by the SEC of our Form 10-KSB for fiscal year ended June 30, 2008, filed on September 29, 2008.

Presented below are the SEC comments specified in the February 4, 2009 letter and, in bold italics, the Company's response or proposal to resolve the deficiencies noted:

Form 10-KSB for the Fiscal Year Ended June 30, 2008

General

1. We note that you filed a registration statement on Form S-3 that was declared effective in May 2008 and your most recent annual report on Form 10-KSB appears to have been incorporated by reference upon its filing in September. Please tell us whether your auditors have consented to this incorporation by reference.



     Upon review of the situation, we noted that the consent issued by our auditors on September 28, 2008 was inadvertently omitted from the Exhibits of our Form 10-KSB filing, which was filed on September 29, 2008.

     Attached is a copy of the auditor's consent letter. We believe that the omission of this exhibit is not a material omission to the readers of the document and as such, we would propose that no amendment of the Form 10-KSB is necessary. We will ensure that future Form 10-K annual reports include our auditor's consent to the incorporation by reference of their report when applicable.

We hereby acknowledge that:

o The company is responsible for the adequacy and accuracy of the disclosure in the filing;

o Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

o The company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions, please contact John Carlson directly at (480) 505-4869 or Adele Mackintosh directly at (480) 505-4857.

Sincerely,


/s/ John A. Carlson
-------------------
John A. Carlson
Executive VP and CFO

SEMPLE, MARCHAL & COOPER, LLP
CERTIFIED PUBLIC ACCOUNTANTS AND CONSULTANTS

2700 NORTH CENTRAL AVENUE, NINTH FLOOR, PHOENIX, ARIZONA 85004
TEL 602-234-1500  *  FAX 602-234-1867


            Consent of Independent Registered Public Accounting Firm



Alanco Technologies, Inc.
Scottsdale, Arizona

We hereby consent to the incorporation by reference in the Registration Statement on Form S-3 (No. 333-149485) of Alanco Technologies, Inc. of our report dated September 28, 2008, relating to the consolidated financial statements, which appear in this Form 10-KSB.


/s/ Semple, Marchal & Cooper, LLP
---------------------------------
Semple, Marchal & Cooper, LLP
Phoenix, AZ

September 28, 2008